Filed Pursuant to Rule 433
dated June 6, 2016
Relating to
Preliminary Prospectus Supplement
dated June 6, 2016 and
Prospectus dated November 18, 2014
Registration Statement No. 333-200354

PSEG Power LLC

$700,000,000 3.000% Senior Notes due 2021

June 6, 2016

Issuer:	PSEG Power LLC
Guarantors:	PSEG Nuclear LLC PSEG Fossil LLC PSEG Energy Resources & Trade LLC
Trade Date:	June 6, 2016
Settlement Date:	June 9, 2016
Proceeds to Issuer Before Expenses:	$694,533,000
Security:	3.000% Senior Notes due 2021
Ratings*:	Baa1 (stable) by Moody’s Investor Service, Inc. BBB+ (stable) by S&P Global Ratings
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$700,000,000
Maturity Date:	June 15, 2021
Coupon:	3.000% per annum
Interest Payment Dates:	The 15th of each June and December, beginning December 15, 2016
Redemption Provisions:

At any time prior to May 15, 2021, at a price equal to the greater of (a) 100% of the principal amount of the Senior Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Senior Notes being redeemed that would be due if the Senior Notes matured on May 15, 2021, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 30 basis points (0.300%), plus, in either case, unpaid interest accrued to the redemption date.

At any time on and after May 15, 2021, at a price equal to 100% of the principal amount of the Senior Notes being redeemed, plus unpaid interest accrued to the redemption date.

Change of Control Provision:	If the Issuer experiences a Change of Control (as defined in the preliminary prospectus supplement), the Issuer will be required to offer to repurchase all of the Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date unless the Issuer has previously fully redeemed the Senior Notes.
Benchmark Treasury:	1.375% due May 31, 2021
Benchmark Treasury Yield:	1.239%
Re-offer Spread to Benchmark:	180 basis points
Re-offer Yield:	3.039%
Price to Public:	99.819% of Principal Amount
CUSIP / ISIN:	69362BBB7 / US69362BBB71
Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer and the Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

2